UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number 001-38765

PUHUI WEALTH INVESTMENT MANAGEMENT CO., LTD.
(Translation of registrant’s name into English)

Rooms 801 and 802, 8th Floor, W1 Office Building, Oriental Commerce Tower No.1 Chang An Street, Dong Cheng District Beijing, PRC 100006
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously disclosed on a Form 6-K filed by Puhui Wealth Investment Management Co., Ltd. (“Puhui” or “the “Company”) on April 22, 2022, on April 13, 2022, the Company received a letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that the minimum closing bid price per share for its ordinary shares was below $1.00 for a period of 30 consecutive business days and that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) (the “Rule”) and that the Company has a compliance period of 180 calendar days, or until October 10, 2022 (the “Compliance Period”) to regain compliance with Nasdaq’s minimum bid price requirement.

On October 11, 2022, the Company received a staff determination letter (the “Letter”) from the Nasdaq notifying the Company of the determination of the Nasdaq staff (the “Staff”) that because the Company had not regained compliance with the Rule and was not eligible for a second 180 day period (specifically, the Company did not comply with the minimum $5,000,000 stockholders’ equity initial listing requirement for The Nasdaq Capital Market), unless the Company requests an appeal of this determination, the Company’s ordinary shares would be scheduled for delisting from The Nasdaq Capital Market and would be suspended at the opening of business on October 20, 2022.

The Company intends to appeal the Staff’s determination before a Hearings Panel (the “Panel”) in due course. Such a request will stay the suspension of the Company’s securities and the filing of the Form 25-NSE pending the Panel’s decision. During the period before the hearing, the Company’s ordinary shares will continue to trade on Nasdaq. Separately, the Company plans to effectuate share consolidation to regain compliance.

At the hearing, the Company intends to present its plan to regain compliance with the Rule to the Panel. However, there can be no assurance that the Company will obtain an extension period from the Panel to regain compliance, or, if the Panel grants such an extension period, that the Company will be able to evidence compliance with the Rule before the extension period expires.

On October 17, 2022, the Company issued a press release announcing receipt of the Letter. A copy of the press release is filed as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Puhui Wealth Investment Management Co., Ltd.
(Registrant)

Date: October 17, 2022	By:	/s/ Zhe Ji
Zhe Ji
Chief Executive Officer and Chairman of the Board

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release entitled “Puhui Wealth Investment Management Co., Ltd. Announces Receipt of Nasdaq Delisting Notification”

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